January 9, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Celeste M. Murphy, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance

Song P. Brandon, Esq.
Division of Corporation Finance

RE:	CVS Corporation

Form S-4 (No. 333-139470) filed December 19, 2006

Dear Mr. Brandon and Ms. Murphy,

     On behalf of CVS Corporation (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated December 27, 2006 and the letter from the Office of Mergers and Acquisitions dated January 4, 2007 with respect to the above-mentioned Form S-4.

     This letter and the Company’s Amendment No. 1 (the “Amendment”) to Form S-4 (the “S-4”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on December 19, 2006.

     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Except as specifically set forth below, all references to comments from the Staff relate to the letter dated January 4, 2007. All references to page numbers in the Company’s responses are to the pages in the marked version of the Amendment.

December 27, 2006 Letter

In an appropriate place in your document, please provide additional disclosure related to the competing bid made by Express Scripts, including but [not] limited to, the general terms of the competing bid, Caremark’s response to Express Scripts and the status of the bid by Express Scripts. We note you have provided some disclosure on page 42 of your document.

Response:

     In response to the Staff’s comment we have revised our disclosure on pages 43-6.

Opinions of Financial Advisors

1.	Please amend your filing to disclose when each financial advisor was engaged by CVS or Caremark, as appropriate, and expand your discussion regarding any prior relationships between each advisor and CVS or Caremark.

Response:

     Pursuant to the Staff’s comment, we have revised our disclosure on pages 37, 52 and 54 with respect to Evercore, pages 39 and 67-8 with respect to Lehman Brothers, pages 37 and 79 with respect to UBS and pages 39 and 79 with respect to JPMorgan. In addition, Caremark retained Banc of America Securities LLC to act as an additional financial advisor to Caremark on January 2, 2007 and CVS retained Morgan Stanley & Co. Incorporated on January 5, 2007. Additional disclosure has been added on page 44 to this effect.

2.	We note that management projections were the basis of analyses provided by the financial advisors. Please amend your filing to disclose the financial projections provided.

Response:

     Pursuant to the Staff’s comment, we have revised our disclosure on pages 51 and 72-3 to reflect the financial projections for 2006 and 2007 exchanged by the respective management of CVS and Caremark.

     We also note that the financial advisors to each of CVS and Caremark also considered financial projections for subsequent periods. However, such financial projections were not prepared by management of the respective companies. Rather, these projections were based on "street estimates", other publicly available information and guidance and input from management. Furthermore, although these projections were discussed with management who confirmed the reasonableness of the projections and the assumptions reflected therein, they were not subject to the companies’ normal internal processes for producing such forecasts. Neither company in practice publishes forecasts or guidance more than one year out. In light of the process through which these projections were prepared (i.e., not by management), the practices of the companies, and the higher degree of uncertainty associated with longer-term forecasts, we respectfully submit that inclusion of these projections is not appropriate.

3.	Amend your disclosure to provide the multiple ranges and implied valuations used and derived in connection with the various analyses, including, but not limited to, peer group/comparable trading analysis and precedent/comparable transaction analysis. Further, we note that the financial advisors opinions do not disclose a view of the range of the value to be received in the proposed merger. Tell us in a supplemental response, with a view toward disclosure, the appropriate range of the value to be received in the proposed merger, as contemplated by the financial advisors.

Response:

     Pursuant to that portion of the Staff’s comment requesting disclosure of multiples and implied values used in the referenced analyses, we have revised our disclosure on pages 55, 56, 57, 62-5 and 77 to disclose these figures to the extent such multiples and implied per share equity values were reflected in the financial presentations made by the financial advisors to the CVS board of directors or to the Caremark board of directors.

     CVS and Caremark supplementally advise the Staff that, although implied per share equity values may have been reflected in the financial presentations of the financial advisors, the financial advisors were not requested to, and did not, for purposes of their respective opinions, express a view as to any specific or appropriate range of value to be received in the proposed merger. In addition, as indicated in each financial advisor’s opinion (and in the description of such opinions in the S-4), no opinion was expressed by the financial advisors as to the price at which CVS common stock may trade in the future. Rather, for purposes of their respective opinions as to the fairness of the merger exchange ratio from a financial point of view and as is customary for transactions of this type, the financial advisors evaluated the merger exchange ratio by performing financial analyses relating to the relative implied per share equity values of CVS and Caremark. Based on these analyses, each financial advisor calculated implied exchange ratio reference ranges which were then compared with the merger exchange ratio. Given the foregoing and that the material aspects of the financial advisors’ analyses have been disclosed in the S-4, CVS and Caremark respectfully submit that additional disclosure is not necessary.

4.	We note that the financial advisors have used different parameters for their discounted cash flow analysis. For example, the section titled “Opinions of Financial Advisors to the CVS Board of Directors,” beginning on page 46 of the S-4, and the section titled “Opinions of Financial Advisors to Caremark,” beginning on page 66 of the S-4, review discounted cash flow analyzed over a five year period except for Evercore, which analyzed discounted cash flow over a three year period. Please revise your disclosure to explain why these various periods are appropriate parameters for the discounted cash flow analyses.

Response:

     Pursuant to the Staff’s comment, we have revised our disclosure on pages 58, 65 and 78.

5.	Please amend the disclosure related to Caremark’s financial advisors, UBS and JPMorgan, to provide the implied valuation ranges derived in connection with their discounted cash flow analyses. We note that currently the disclosure provides only the derived exchange ratios.

Response:

     Pursuant to the Staff’s comment, we have revised our disclosure on page 78.

Risk Factors, page 25

6.	We note that under your first risk factor, regarding the fixed exchange ratio, you state that the merger may not be completed until a significant period of time has passed after the CVS and Caremark special meetings, during which time the market value of CVS common stock and Caremark common stock will fluctuate. Please tell us, in a supplemental response, what if anything you anticipate could further delay the companies’ special meetings and the proposed merger.

Response:

     Under the Merger Agreement, CVS and Caremark are obligated to close the merger as soon as practicable, but in no event later than five business days, after the satisfaction of the conditions to closing set forth in the Merger Agreement. Conditions to closing the merger include (1) obtaining requisite approval of the stockholders of CVS and the stockholders of Caremark for the merger, (2) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) receipt of any necessary governmental approvals for the merger and (4) the Registration Statement on Form S-4 having been declared effective by the SEC. On December 20, 2006, the waiting period required by the HSR Act expired without a Request for Additional Information from the U.S. Federal Trade Commission. The parties have also been informed (as disclosed on pages 10 and 94) that Arizona, California, Florida, Illinois, Louisiana, Maine, Massachusetts, Missouri, Nebraska, New York, Ohio, Pennsylvania, Rhode Island, Virginia and the District of Columbia are reviewing the merger from an antitrust perspective; however, the parties do not anticipate this review process will prevent or result in any material delay of either company’s special meeting or the closing of the merger.

     In connection with the merger, CVS is required to seek approval of the Tennessee Department of Commerce and Insurance in connection with the indirect change in control of SilverScript Insurance Company, an indirect subsidiary of Caremark, in the merger. The parties do not anticipate this review process will prevent or result in any material delay of the CVS or Caremark special meeting or the closing of the merger.

     As the Staff is aware, Caremark received an unsolicited acquisition proposal from Express Scripts, Inc. (“Express Scripts”) on December 18, 2006. Caremark’s Board of Directors has reviewed the terms of the proposal submitted by Express Scripts, in a manner consistent with its obligations under the Merger Agreement and applicable Delaware law, and has determined that the Express Scripts proposal does not constitute, and is not reasonably likely to lead to, a

“Superior Proposal” under the Merger Agreement with CVS and, as a result, does not meet the requisite standard set forth in the Merger Agreement for permitting Caremark to engage in discussions with Express Scripts. Therefore, absent subsequent developments, Caremark does not anticipate that the Express Scripts proposal will delay the Caremark and CVS special meetings or the closing of the merger.

7.	Tell us, in a supplemental response, of any risks regarding firewall and other business limiting arrangements that may have to be put in place after the consummation of the proposed merger to mitigate potential violations of U.S. and state competition laws as well as potential channel conflicts, if any.

Response:

     For many years, CVS has maintained a firewall between its pharmacy benefit management business, PharmaCare, and the remainder of its operations. CVS and PharmaCare run their businesses on separate networks, use different databases and, with limited exceptions, CVS’ and PharmaCare’s officials and employees do not have access to the others’ network or data.

     CVS and Caremark (which, post-merger, will include the current PharmaCare operations) intend to continue and maintain a firewall that:

     •  includes computer systems and data separation between the Caremark/PharmaCare pharmacy services business and the CVS retail pharmacy business;

     •  prevents CVS pharmacy officials from having access to the contracts, prices, and financial arrangements Caremark/PharmaCare has with other, non-CVS retail pharmacies in any Caremark or PharmaCare network; and

     •  prevents Caremark/PharmaCare from having any access to the contracts, prices, and financial arrangements CVS has with any other PBM.

     Consistent with the current firewall, the parties believe that the firewall will be an effective tool to mitigate antitrust concerns and channel conflicts and will not create significant business risks.

     Moreover, on December 1, 2006, in connection with the U.S. Federal Trade Commission’s antitrust review of this proposed transaction under the premerger notification requirements of the HSR Act, the Staff of the U.S. Federal Trade Commission made a detailed request for information about current practices and future plans regarding firewalls, to which the parties responded on December 11, 2006. The initial waiting period under the HSR Act ended on December 20, 2006, without a second request for additional documentation from the U.S. Federal Trade Commission, and without any indication that any change in practices with respect to firewalls would be required.

The Merger, page 37
Background of the Merger

8.	Please amend your disclosure to discuss the process by which the board of directors of Caremark evaluated and agreed to the provisions to (a) submit the merger agreement and the merger to the Caremark securityholders for consideration at the special meeting notwithstanding the existence of a superior alternative transaction and the Caremark board of directors’ recommendation of such alternative transaction, and (b) the restrictions on Caremark’s ability to solicit proposals for alternative transactions involving Caremark, as discussed on pages 65 and 95.

Response:

     Pursuant to the Staff’s comment, we have revised our disclosure on pages 41 and 42.

9.	Tell us, in a supplemental response whether you believe that these provisions discussed in the preceding comment materially affect the overall economic and business terms of the proposed merger, or whether any of the provisions have any other material effect, and whether or not you have given any consideration to including a summary of the same in your questions and answers section at the beginning of the document.

Response:

     As noted in the additional disclosure made in response to the Staff’s comment 8, the deal protection provisions contained in the Merger Agreement are reciprocal and are customary in transactions of similar size and structure to the merger. The deal protection provisions do not preclude a third party from making a superior proposal and are consistent with, and permit the proper exercise of, each party’s board of directors’ fiduciary duties under Delaware law. While the deal protection provisions are an important component of the merger to both companies, the parties submit that these provisions do not materially affect the overall terms of the merger. Pursuant to the Staff’s comment, we have revised our disclosure on page 4.

10.	We note that on page 38 you briefly mention that each CVS and Caremark individually explored and discussed several strategic alternatives to the proposed merger and that on August 30, 2006 and September 13, 2006 Mr. Ryan, chairman, president and chief executive officer of CVS, met with representatives of other pharmacy benefit management companies to discuss possibilities of a business combination. We note that the Wall Street Journal article, dated November 8, 2006, titled “Medco Sought Caremark before CVS Signed Merger Pact,” indicates that Medco sought to enter into a business combination with Caremark prior to execution of the CVS merger agreement. The S-4, however, does not provide any detail regarding the alternative transaction candidates explored by each CVS and Caremark, the nature of the discussions CVS and Caremark had with alternative transaction candidates or the consideration given to these alternatives available to Caremark prior to agreeing to the CVS merger agreement after August 2006. Please amend your discussion to provide disclosure on this information, where material, and the board process in the evaluation of strategic alternatives when concluding that the proposed merger was in the best interests of the securityholders.

Response:

     Pursuant to the Staff’s comment, we have revised our disclosure on pages 38, 39, 40 and 43-6. We are advised by Caremark that the revised disclosure included on page 40 is consistent with the terms of the confidentiality agreement executed by Caremark and Medco.

Cost Savings, page 44

11.	We note your disclosure here and elsewhere that CVS and Caremark expect synergies of approximately $400 million. However, it appears that none of Evercore, Lehman, UBS or JP Morgan disclose the 2007 and 2008 fiscal year synergy assumptions used in connection with their respective pro forma analyses. Please tell us whether these analyses by the financial advisors were consistent with these transaction synergies discussed by the companies.

Response:

     The pro forma analyses performed by the financial advisors to CVS and to Caremark utilized synergy assumptions based on management's anticipated transaction synergies. The disclosure on pages 48 and 69 has been updated and revised to reflect realizable cost synergies in excess of $500 million related to the combination of CVS and Caremark. The $400 million in estimated synergies initially disclosed in the S-4 was updated to in excess of $500 million as a result of the additional integration work completed since receiving antitrust clearance on December 20, 2006. This additional integration planning has provided both companies greater confidence in estimated cost synergies in excess of $500 million. These estimated transaction synergies are consistent with the financial analysis performed jointly by UBS and JPMorgan which employed related cost synergies of approximately $475 million, the mid-point of management’s anticipated pre-tax synergy range, and with the financial analyses used by Evercore and Lehman Brothers which employed related cost synergies of approximately $435 million.

12.	Throughout the S-4, including on pages 38, 67 and 72, CVS and Caremark indicate that a third party consultant was engaged to perform a synergies analysis. It is unclear if the $400 million in estimated synergies referred to on pages 44 and 63 of the disclosure is derived from the third party consultant’s analysis or internal analyses performed by CVS and Caremark. Please clarify. Further, if this figure was taken from the third party consultant’s analysis and such analysis is being relied on, tell us whether you have obtained the required consents to rely on this figure, and whether or not such consent is required under Rule 436 under the Securities Act. Additionally, securityholders should be given the opportunity to review this analysis to evaluate how the $400 million figure was derived.

Response:

     A third party consultant was jointly engaged by antitrust counsel to each of CVS and Caremark to assist CVS and Caremark in the estimation of possible synergies that might result from the merger, as disclosed on page 38. Such consultant was retained to perform certain basic mathematical and related functions which CVS and Caremark could have performed but for the restrictions placed on them by federal and state antitrust regulations with respect to the sharing of information.

     Further, CVS and Caremark supplementally note that the scope and results of the consultant’s work was limited in the following ways:

     •  Each company delivered to the consultant a set of spreadsheets and contractual terms which such company separately prepared. These spreadsheets and terms set forth data regarding retail network arrangements, generic purchasing, manufacturing rebates, specialty purchasing and prompt pay discounts.

     •  CVS and Caremark provided the consultant with a detailed set of instructions to follow in performing basic mathematical calculations which could only be performed by a party having access to both CVS’ and Caremark’s spreadsheets.

     •  Following receipt of the consultant’s calculations, neither of CVS or Caremark relied on such calculations, but, rather, re-evaluated the results of the consultant’s work and performed an extensive due diligence investigation of it and then further readjusted the results of the consultant’s work.

     In short, CVS and Caremark limited the scope of the consultant’s work to that of a neutral third party that could follow basic instructions and perform simple mathematical calculations. The value to CVS and Caremark of the consultant’s work was that it performed these functions thereby enabling CVS and Caremark to avoid any violation of antitrust regulations. The importance to CVS and Caremark of the consultant was limited by the fact that CVS and Caremark performed the more important functions relating to the project (e.g., conceiving of the project, setting parameters of the work and performing the critical diligence and evaluation of it). The consultant summarized its conclusions to each of CVS and Caremark separately and did not prepare any written report, valuation or opinion for them. The estimated $400 million in synergies initially disclosed in the S-4 was updated to in excess of $500 million as a result of the additional integration work completed since receiving antitrust clearance on December 20, 2006. This update to the synergies was completed by management of CVS and Caremark and expanded upon the savings categories initially reviewed by the third party consultant.

     In light of the facts summarized above, CVS and Caremark respectfully submit that the consultant is not an “expert” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and, as a result, CVS and Caremark are not required to file an expert’s consent under Section 7 of the Securities Act and Rule 436 promulgated by the Commission thereunder. Section 7 provides that:

If any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. If any such person is named as having prepared or certified a report or valuation (other than a public official document or statement) which is used in connection with the registration statement, but is not named as having prepared or certified such report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement …

Rule 436 requires such consents only:

If any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement…[or] [i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as experts …

     The third party consultant did not prepare or certify any part of the S-4, nor is a report of such third party consultant quoted or summarized in the Registration Statement. In addition, the Registration Statement does not state anywhere that the third party consultant has reviewed or passed upon any of the information in the Registration Statement. Moreover, the third party consultant is not identified or referenced in the “Experts” section of the document.

     Accordingly, CVS and Caremark believe that the identification of the third party consultant in, and the filing of such consultant’s consent with, the Registration Statement is not required. Pursuant to the Staff’s comment, we have revised our disclosure on page 38 to clarify that the third party consultant’s activities were limited to the performance of a mathematical calculation and that the substantive aspects of the analyses were performed by management of CVS and Caremark.

Regulatory and Other Approvals Required for the Merger, page 87

13.	We note that you disclose regulatory approvals required for the transaction associated with the Hart-Scott-Rodino Antitrust Improvement Act of 1976. Please tell us whether there are any other regulatory approvals required for the transaction. For example, in a supplemental response, tell us whether CVS’ proposed indirect acquisition of SilverScript Insurance Company, a Tennessee corporation and Caremark subsidiary that provides drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program, requires approval by the Tennessee Department of Commerce and Insurance. If so, please tell us what would be required for such approval, including the general process, timing, hearings, etc. Further, tell us whether you believe that any such approval may be considered an insurance regulatory risk that should be disclosed in the risk factors section.

Response:

     In connection with the merger, CVS is required to seek approval of the Tennessee Department of Commerce and Insurance (the “Tennessee DCI”) in connection with the indirect change in control of SilverScript Insurance Company, an indirect subsidiary of Caremark, in the merger. The Tennessee DCI approval process will require informational filings by CVS and may require a public hearing. The parties do not anticipate this review process will prevent or result in any material delay of either company’s special meeting or the closing of the merger.

     In addition, we have revised the disclosure on page 27 in response to the Staff’s comment. In light of the analysis above and the additional disclosure included on page 27, we respectfully submit that we do not believe that we need to include additional disclosure specific to the Tennessee DCI approval process in the risk factors section.

     Furthermore, with respect to regulatory approvals generally, we include disclosure regarding other types of regulatory filings or approvals in the risk factors section on page 27-8 and in the section entitled “Regulatory and Other Approvals Required For the Merger” beginning on page 94. However, as noted in those sections, we do not anticipate these filings or approvals will prevent or result in any material delay of either company’s special meeting or the closing of the merger.

*****

     The undersigned, on behalf of the Company, and in response to the request contained in the comment letter from the Office of Mergers and Acquisitions dated January 4, 2007, hereby acknowledges that:

     •  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     •  Staff comments or changes to disclosure in response to Staff comments reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     •  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please contact the undersigned at (212) 450-4010, or Scott Mitnick at (212) 450-4355, should you require further information or have any questions.

Sincerely,

/s/ John D. Amorosi
John D. Amorosi, Esq.